Exhibit 99.1

Eltek Ltd.

20 Ben Zion Galis Street, Petach Tikva, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 17, 2017

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of Eltek Ltd. ("Eltek" or the "Company") to be held at the Company's offices, at 20 Ben Zion Galis Street, Petach Tikva, Israel on October 17, 2017 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time (the "Meeting") for the following purposes:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company's Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified, without modification of terms of office;

2.	To re-elect Mr. Gad Dovev for a second term as an external director, to hold office for three (3) years, as of October 6, 2017, without modification of terms of office;

3.	To elect Ms. Lian Goldstein as an external director for a three (3) year term, commencing November 1, 2017;

4.	To approve an updated indemnification agreement in favor of the Company's directors and officers, as described in the Proxy Statement;

5.
To approve a reverse split of the Company's Ordinary Shares, such that every 5 Ordinary Shares in the reserved and issued share capital of the Company, NIS 0.6 nominal value each, will be consolidated into one Ordinary Share, of NIS 3.00 nominal value each, and to amend the Company's Articles of Association and Memorandum of Association accordingly. No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares will be rounded to the next whole number of shares;

6.	To approve the amendment to the terms of and the extension of Ms. Revital Cohen-Tzemach's employment, as described in the Proxy Statement;

7.	To approve the amended general engagement terms, processes and restrictions, as described in the Proxy Statement, of the Soldering and Assembly Services Procedure with Nistec Ltd.;

8.	To approve the amended general engagement terms, processes and restrictions, as described in the Proxy Statement, of the PCB Purchase Procedure with Nistec Ltd.;

9.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, as the Company's independent auditors for the year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders; and

10.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2016.

The Board of Directors has fixed the close of business on September 11, 2017 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Items 1, 5 and 9 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders, voting on the matter will be counted.

Items 2 and 3 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in  the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company. An interest not resulting from ties to the Controlling shareholders, as defined below, is not considered a Personal Interest.

Items 4, 6, 7 and 8 are special resolutions, which are submitted for shareholder approval, following approval of each of (i) the Audit Committee or the Compensation Committee, as applicable, and (ii) the Board of Directors. Shareholder approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

Generally, an act or transaction with the Controlling shareholder or in which a Controlling shareholder has a Personal Interest (as defined below) requires shareholder approval every three (3) years.

"Controlling" for the purpose of this notice means the ability to direct the acts of the Company.  For Item 2 and 3, any person holding fifty percent (50%) or more of the voting power of the Company or of the rights to appoint directors or the Chief Executive Officer is considered a controlling shareholder, and as for Items 4, 6, 7 and 8, any person holding twenty five percent (25%) or more of the voting power of the Company, provided that no other person holds fifty percent (50%) or more of the voting power of the Company, or the right to appoint directors or the Chief Executive Officer is considered a Controlling shareholder.

A "Personal Interest" is defined as: a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate. In addition, under the Companies Law, in case of a person voting by proxy for another person, a "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote in connection the proposal does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to the proposal, then the vote on the applicable item shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2016 described in Item 10 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Annual General Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company's offices during regular business hours.

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The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be received by the Company no later than 48 hours prior to the Meeting. The Company's Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 25(e) of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders' register.

By Order of the Board of Directors, Yitzhak Nissan Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY OR ITS TRANSFER AGENT NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

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Eltek Ltd.

20 Ben Zion Galis, Petach Tikva, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 17, 2017

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.6 nominal value (the "Ordinary Shares"), of Eltek Ltd. ("Eltek" or the "Company") in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the "Meeting") to be held in Israel at the Company's offices at 20 Ben Zion Galis Street, Petach Tikva, Israel on October 17, 2017 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company's Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified, without modification of the terms of office;

2.	To re-elect Mr. Gad Dovev for a second term as an external director, to hold office for three (3) years, as of October 6, 2017, without modification of terms of office;

3.	To elect Ms. Lian Goldstein as an external director for a three (3) year term commencing November 1, 2017;

4.	To approve an updated indemnification agreement in favor of the Company's directors and officers, as described in the Proxy Statement;

5.
To approve a reverse split of the Company's Ordinary Shares, such that every 5 Ordinary Shares in the reserved and issued share capital of the Company, NIS 0.6 nominal value each, will be consolidated into one Ordinary Share, of NIS 3.00 nominal value each, and to amend the Company's Articles of Association and Memorandum of Association accordingly. No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares will be rounded to the next whole number of shares;

6.	To approve the amendment to the terms of and the extension of Ms. Revital Cohen-Tzemach's employment, as described in the Proxy Statement;

7.	To approve the amended general engagement terms, processes and restrictions, as described in the Proxy Statement, of the Soldering and Assembly Services Procedure with Nistec Ltd.;

8.	To approve the amended general engagement terms, processes and restrictions, as described in the Proxy Statement, of the PCB Purchase Procedure with Nistec Ltd.;

9.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, as the Company's independent auditors for the year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders; and

10.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2016.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote "for" or "against" the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company or its Transfer Agent no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about September 14, 2017. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on September 11, 2017 are entitled to notice of and to vote at the Meeting. The Company had 10,142,762 Ordinary Shares issued and outstanding on September 3, 2017, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least a third (33⅓%) of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

Items 1, 5 and 9 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders, voting on the matter will be counted.

Items 2 and 3 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in  the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company. An interest not resulting from ties to the Controlling shareholder, as defined below, is not considered a Personal Interest.

Items 4, 6, 7 and 8 are special resolutions, which are submitted for shareholder approval, following approval of each of (i) the Audit Committee or the Compensation Committee, as applicable, and (ii) the Board of Directors. Shareholder approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

Generally, an act or transaction with the Controlling shareholder or in which a Controlling shareholder has a Personal Interest (as defined below) requires shareholder approval every three (3) years.

"Controlling" for the purpose of this notice means the ability to direct the acts of the Company.  For Item 2 and 3, any person holding fifty percent (50%) or more of the voting power of the Company or of the rights to appoint directors or the Chief Executive Officer is considered a controlling shareholder, and as for Items 4, 6, 7 and 8, any person holding twenty five percent (25%) or more of the voting power of the Company, provided that no other person holds fifty percent (50%) or more of the voting power of the Company, or the right to appoint directors or the Chief Executive Officer is considered a Controlling shareholder.

A "Personal Interest" is defined as: a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate. In addition, under the Companies Law, in case of a person voting by proxy for another person, a "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to a certain proposal, then the vote on the applicable item shall not be counted.

 The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2016 described in Item 10 does not involve a vote of our shareholders.

I.	PRINCIPAL SHAREHOLDERS

The following table sets forth, as of September 3, 2017, to the best of the Company's knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company's outstanding Ordinary Shares. Except where indicated, to the best of the Company's knowledge based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 10,142,762 shares outstanding as of September 3, 2017.

The shareholders' holdings reflect their voting rights. The Company's major shareholders do not have different voting rights than other shareholders, with respect to their shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership
Yitzhak Nissan(2)(3)	5,742,237	56.6%
Nistec Ltd. (2)	5,122,095	50.5%

(1)
Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary Shares relating to options or convertible notes currently exercisable or exercisable within sixty (60) days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Nistec Ltd. is an Israeli private company controlled by Mr. Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the Ordinary Shares held directly by Nistec.
(3)	On June 2, 2016, Mr. Nissan acquired 620,142 ordinary shares of the Company in market transactions.

II.	COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2016.

	Salaries, Directors' fees, Service fees, Commissions and Bonus	Pension, Retirement and Similar benefits
All directors and officers as a group (then 19 persons)	$1.5 million (1)(2)(3)	$280,000

(1)	The compensation amount includes $297,688 paid to our former CEO in respect of termination of his employment.
(2)
During the year ended December 31, 2016, we paid each of our external and independent directors an annual fee of $10,030 and an attendance fee of $637 per meeting. Other directors received an annual fee of $7,539 and an attendance fee of $279 per meeting.  These fees are included in the above amount.

(3)	The salaries amount includes expenses for automobiles and other benefits that we provide to certain of our executive officers.

We do not have written agreements with any director providing for benefits upon the termination of his or her tenure with our company.

The following table summarizes the compensation received by our five most highly compensated executive officers during, or with respect to, the year ended December 31, 2016:

Name of Officer	Position of Officer	Holdings	Compensation for services (USD)(1)
			Base salary	Benefits(2)	Cash bonuses	Equity-based	Total compensation
Arieh Reichart	Former CEO	-	296,430(3)	1,258(3)			297,688
Yitzhak Nissan	Chief Executive Officer	56.5%	278,069(4)		-	-	278,069
James Barry(5)	President of Eltek USA Inc.	-	218,625	40,476	-	-	259,101
Roberto Tulman	Deputy CEO	-	151,799	57,899	-	-	209,698
Amnon Shemer	Vice President, Finance and Chief Financial Officer	-	132,076	53,882			185,958

(1)	Cash compensation amounts denominated in NIS were converted into U.S. Dollars at the rate of 3.8406 (the average exchange rate in 2016).
(2)	Benefits include car related expenses, managers' insurance and pension funds, payments to the National Insurance Institute, advanced education funds, vacation allowance and other customary benefits.
(3)	Paid to our former CEO in respect of termination of his employment in 2014.
(4)	Paid to Nistec Ltd. as management fees.
(5)	James Barry resigned in July 2017.

III.	RESOLUTIONS

1.         ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to re-elect a slate of five (5) directors to serve on the Board of Directors. Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer will be nominated for re-election. These directors, who are not external directors, are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

Pursuant to the Company's Articles of Association, the number of directors in the Company (including the two (2) external directors) shall not be less than three (3) nor more than nine (9), until otherwise prescribed by a resolution of the shareholders.

The Israeli Companies Law, 1999-5759 (the "Companies Law") provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

The five (5) nominees named in this Item 1, if elected, shall each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Yitzhak Nissan (1)	68	Chairman of the Board of Directors and Chief Executive Officer
Mordechai Marmorstein	70	Director
Gavriel David Meron	64	Director
David Rubner	77	Director
Erez Meltzer	60	Director

Yitzhak Nissan has served as our Chairman of the Board of Directors since November 2013, and is a member of our Banking Committee. He has also served as  our Chief Executive Officer since October 2014. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985.  Mr. Nissan served as a Presiding Member of ILTAM (Israeli Users' Association of Advanced Technologies in Hi-Tech Integrated Systems) between 2008 and 2009, and as a Presiding Member of the Israeli Association of Electronics and Software Industries since 2012.  Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel.  In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality.  Mr. Nissan holds a BSc. degree in Electronic Engineering from the University of Buffalo, New York.

Dr. Mordechai Marmorstein has served on our Board of Directors since October 2013 and is a member of our Audit and Compensation Committees.  From 1992 to 2001, Dr. Marmorstein was the chief financial officer of Pazchim Co. Ltd.  Dr. Marmorstein was also an internal auditor and accountant at Negev Phosphate Works.  Dr. Marmorstein served as the chairman of Teshet (Tourist Enterprises and Aviation Services Co. Ltd.), a subsidiary of El-Al, the Israeli national airline, from 1999 to 2000.  Dr. Marmorstein holds a B.A. degree in Economics, an M.A. degree in Contemporary Jewry Studies and a Ph.D. in Jewish History Studies, all from Bar-Ilan University.

Gavriel David Meron was elected to serve on our Board of Directors in October 2013.  Mr. Meron currently serves as the chairman and the chief executive officer of Hygieacare Inc. and since November 2006 provides managerial services to numerous companies as the chairman and chief executive officer of M.G.D. Management Services & Investments Ltd.  Mr. Meron was the founder, president and chief executive officer of Given Imaging Ltd. from 1998 to 2006.  Mr. Meron holds a B.A. degree in Economics and Statistics from the Hebrew University of Jerusalem and an MBA degree in International Business from Tel Aviv University.

David Rubner was elected to serve on our Board of Directors in October 2013. Mr. Rubner has served as the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and as a Partner in Hyperion Israel Advisors Ltd., a venture capital firm since 2000. During the years 1991 to 2000, he was the President and Chief Executive Officer of ECI Telecom Ltd. Mr. Rubner serves on the board of directors of Check Point Software Ltd., Radware Ltd., Telemessage International Ltd. and several private companies. He also serves on the boards of trustees and executive council of Shaare Zedek Hospital. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University.

Erez Meltzer has served as a director since 2009 and served as the Chairman of our Board of Directors from 2011 to 2013.  Mr. Meltzer is the Executive Chairman of Hadassah Medical Center and the Chairman of MIS Implants Technologies Ltd.  Mr. Meltzer also serves as a director of Ericom Software Ltd.  From 2008 to 2013, Mr. Meltzer served as the Chief Executive Officer of Gadot Chemical Tankers & Terminals Ltd. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group.  From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd.  From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex.  Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps (reserve).  Mr. Meltzer serves as the Chairman of the Lowenstein Hospital Friends Association since 1999 and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization).  Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University and is a graduate of the Advanced Management Program at Harvard Business School.

Each of the directors shall be entitled to: (i) director's insurance, in accordance with the shareholders' approval of the Company's new compensation policy, from December 29, 2016, to provide all directors, including the external directors, with directors insurance; (ii) an indemnification agreement, in the form approved by the Company's shareholders on October 17, 2013, as may be amended, pursuant to shareholder approval of Item 4 herein; (iii) an exculpation letter, in the form approved by the Company's shareholders on October 17, 2013; and (iv) monetary compensation as provided in the "Permanent Amount" criteria of the Companies Law Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000. Each director is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service to the Company.

The Board of Directors recommends a vote FOR the election of each nominee for director named above to the Company's Board of Directors, until the next annual general meeting of shareholders and until his or her successor has been duly elected and qualified, without modification of terms of office, except as may be amended subject to the approval of Item 4 herein.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the re-election of each of the nominees.

2.         RE-ELECTION OF EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to have at least two (2) external directors.

 The Companies Law provides that a person may not be appointed as an external director if: (i) the person is a relative of a controlling shareholder; (ii) the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two (2) years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his appointment, to the chairman, chief executive officer, a shareholder holding at least five percent (5%) of the share capital of the company or the chief financial officer; and (iv) if such person's relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated. The term "relative" means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).

In addition, no person may serve as an external director if the person's position or other activities create or may create a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director. If, at the time an external director is appointed, all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. For a period of to (2) years from termination from office, the company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

The external directors are required to be elected by the shareholders. The term of service of an external director is three (3) years and generally, may be extended for up to two (2) additional three (3) year terms.

 All of the external directors of a company must be members of its audit and compensation committees, and any committee of a company's board of directors that is authorized to carry out one or more powers of the board of directors must include at least one external director.

Pursuant to the Israeli Companies Law, at least one of the elected external directors must have "accounting and financial expertise" and any other external director must have "professional qualifications" and/or "accounting and financial expertise" as such terms are defined by regulations promulgated under the law.

A brief biography of Mr. Dovev is set forth below:

Gad Dovev has served as an external director (within the meaning of the Companies Law) since October 2014 and is a member of our audit, compensation and banking committees.  Mr. Dovev retired from the Israeli Ministry of Defense in August 2012.  Mr. Dovev served as head of the Israeli Ministry of Defense Mission to the United States from August 2008 to August 2011.  From August 2005 to August 2008, Mr. Dovev served as head of the Israeli Ministry of Defense Mission to Germany.  Prior to that, from 2001 to 2005, Mr. Dovev acted as Deputy General Manager of the Israeli Ministry of Defense and Head of the Rehabilitation Department.  From 1993 to 2001, Mr. Dovev served as Director of the Finance Department and the Financial Comptroller of the Israeli Ministry of Defense.  Mr. Dovev served as a member of the Board of Directors of Bank Otsar Ha-Hayal Ltd., IMI-Israel Military Industries Ltd., Shekem Ltd. and Gapim Ltd.  Mr. Dovev holds a BSc in Financial and Agricultural Administration from the Hebrew University of Jerusalem.

The Companies Law provides that a nominee for a position of an external director shall have declared to the Company that he or she complies with the qualifications for appointment as an external director. Mr. Dovev has declared to the Company that he complies with the qualifications for appointment as an external director and that he has the requisite accounting and financial expertise.

As are all other directors, Mr. Dovev shall be entitled to: (i) director's insurance, in accordance with the shareholders' approval of the Company's new compensation policy, from December 29, 2016, to provide all directors, including the external directors, with directors insurance; (ii) an indemnification agreement, in the form approved by the Company's shareholders on October 17, 2013, as may be amended, pursuant to shareholder approval of Item 4 herein; (iii) an exculpation letter, in the form approved by the Company's shareholders on October 17, 2013; and (iv) monetary compensation as provided in the "Permanent Amount" criteria of the Companies Law Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000. Mr. Dovev is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service.

The Board of Directors recommends a vote FOR the re-election of Mr. Dovev as an external director and proposes that the following resolution be adopted:

"RESOLVED, to re-elect Mr. Gad Dovev for a second term as an external director, to hold office for three (3) years, as of October 6, 2017, without modification of terms of office, except as may be amended subject to the approval of Item 4 herein."

Vote Required

The approval of this Item 2 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that: either (i) at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the election of the external director does not exceed two percent (2%) of the outstanding voting power in the company. For this proposal, a personal interest does not include an interest in the resolution that is not as a result of ties to a controlling shareholder.

3.         ELECTION OF AN EXTERNAL DIRECTOR

As required under the Companies Law, the Company has had two (2) external directors, Mr. Gad Dovev, nominated for re-election under this proxy statement, and Ms. Yodfat Harel Buchris. Due to other commitments, Ms. Harel Buchris resigned as an external director, effective October 30, 2017. Subject to shareholder approval, Ms. Lian Goldstein's first term as an external director shall commence on November 1, 2017.

A brief biography of Ms. Goldstein is set forth below:

Lian Goldstein, CPA,  is a CFO and consultant, providing external CFO and financial services to a diverse range of companies since 2009. Ms. Goldstein is also an external director with financial expertise and a member of the audit committee in Shagrir Vehicle Group and at User Trend companies. Ms. Goldstein has served as CFO of Worldmate Ltd, a global software development company, since 2014. From 2008 to 2009, Ms. Goldstein served as the CFO of Magal Security Systems Ltd., a NASDAQ companyMs. Goldstein served as chief financial officer of Johnson & Johnson Medical Israel Ltd.from 2002 to 2007. . Ms. Goldstein served as a senior audit manager with Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Ms. Goldstein holds an MBA degree and a B.A. degree in Accounting and Business from the Israel College of Management and has been a Certified Public Accountant (Israel) since 2000.

As stated above, the Companies Law provides that a nominee for the position of an external director shall have declared to the Company that he or she complies with the qualifications for appointment as an external director. Ms. Goldstein has declared to the Company that she complies with the qualifications for appointment as an external director and that he has the requisite accounting and financial expertise.

Like Mr. Dovev, Ms. Goldstein shall be entitled to: (i) director's insurance, in accordance with the shareholders' approval of the Company's new compensation policy, from December 29, 2016, to provide all directors, including the external directors, with directors insurance; (ii) an indemnification agreement, in the form approved by the Company's shareholders on October 17, 2013, as may be amended, pursuant to shareholder approval of Item 4 herein; (iii) an exculpation letter, in the form approved by the Company's shareholders on October 17, 2013; and (iv) monetary compensation as provided in the "Permanent Amount" criteria of the Companies Law Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000. Ms. Goldstein is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with her service.

The Board of Directors has determined that Ms. Goldstein meets the legal requirements for an external director and has the requisite accounting and financial expertise.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

"RESOLVED, to elect Ms. Goldstein as an external director to the Company's Board of Directors, for a period of three (3) years commencing on November 1, 2017, according to the terms of the Companies Law and as described in the Proxy Statement."

Vote Required

The approval of this Item 3 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the election of the external director does not exceed two percent (2%) of the outstanding voting power in the company. For this Item, a personal interest does not include an interest in the resolution that is not as a result of ties to a Controlling shareholder.

4.         APPROVAL AND RATIFICATION OF AMENDED INDEMNIFICATION ARRANGEMENTS

The Companies Law and the Company's Articles of Association authorize the Company, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify directors and officers, subject to certain conditions and limitations. Eltek's former indemnification agreement is not updated according to the applicable terms of the Compaies Law.

Shareholders are asked to approve the amended indemnty agreement granted to the Company's directors and officers serving from time to time in such capacity, in the form attached as Exhibit A to this Proxy Statement, which was ratified and approved by the Company's Compensation Committee and Board of Directors.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

"RESOLVED,

1.	to approve the amended indemnification agreement , in the form attached as Exhibit A to this Proxy Statement; and

2.	to grant such amended indemnification agreement to each of the Company's directors and officers, serving from time to time in such capacity."

Vote Required

The approval of this Item 4 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the company.

5.         REVERSE-SPLIT OF THE COMPANY SHARES

On December 28, 2016, the Company received a notice from the Listing Qualifications Department of Nasdaq advising the Company that it was not in compliance with Nasdaq's requirement that listed securities maintain a minimum bid price of $1.00 per share as set forth in the Nasdaq Listing Rules.

The Company had 180 days, until June 26, 2017, to regain compliance with the $1.00 minimum bid price requirement. If at any time during that 180 days period, the closing bid price of the Company's security was at least $1.00 for a minimum of ten (10) consecutive business days, the Company would have regained compliance.

On June 27, 2017, the Company was notified by Listing Qualifications Department of Nasdaq that it satisfies the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and was provided with an additional period of 180 days, until December 26, 2017, to regain compliance with this requirement.

As such, the Board of Directors recommends effecting a reverse-split with a 5:1 ratio, where five (5) Ordinary Shares of the Company NIS 0.6 nominal value each, will be consolidated into one (1) Ordinary Share, of NIS 3.00 nominal value each. This would bring about a reclassification of the Company's authorized and issued share capital, such that the Company's authorized share capital would be comprised of 10,000,000 Ordinary Shares, NIS 3.00 nominal value each, and its issued share capital would be approximately 2,028,552 Ordinary Shares, NIS 3.00 nominal value each. The reverse-split will affect all Company shareholders uniformly and will not affect any shareholder's percentage ownership interest in the Company, except to the extent that the reverse-split will result in any of the shareholders owning a fractional share or option (see below).

No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares will be rounded to the next whole number of shares.

It is anticipated by the Board of Directors, that the increase in the price level of the Ordinary Shares as a consequence of the reverse-split might be proportionately less than the decrease in the number of Ordinary Shares outstanding, thus reducing the aggregate market value of the Company. However, although no assurance can be given, it is anticipated that this reverse-split will have the effect of sufficiently raising the bid price of the Company's Ordinary Shares above $1.00 per share.

After the effective date of the reverse-split, shareholders will be notified and requested to surrender their old share certificates for certificates representing new shares. Until so surrendered, each certificate representing old shares will be deemed for all corporate purposes after such effective date to evidence ownership of new shares in the appropriate reduced number. The transfer agent for the Company is American Stock Transfer and Trust Company. Each certificate representing Ordinary Shares issued in connection with the reverse share split will continue to bear any legends restricting the transfer of such shares that were borne by the surrendered certificates representing the Ordinary Shares.

If this Item 5 is not approved, it is possible that the Ordinary Shares will cease to be listed and traded on the Nasdaq Capital Market. Such delisting could significantly and adversely affect the trading in and liquidity of the Ordinary Shares.

Notwithstanding approval of this proposal by the shareholders, the Board of Directors may, in its sole discretion, determine not to effect, and abandon, the reverse-split without further action by the shareholders.

At the Meeting, the Board of Directors propose that the following resolution be adopted:

"RESOLVED,

1.
to effect a reverse-split of the Company's Ordinary Shares (on the effective date to be determined by the Board of Directors) where each five (5) Ordinary Shares NIS 0.6 nominal value each will be consolidated into one (1) single Ordinary Share of NIS 3.00 nominal value, such that the authorized share capital of the Company will be 10,000,000 Ordinary Shares, NIS 3.00 nominal value each, ranking pari passu in all respects, as recommended by the Board of Directors. No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares will be rounded to the next whole number of shares. Concurrently with the reverse-split, it is hereby resolved to amend Article 4 of the Company's Articles of Association, to conform with the reverse-split effected; and

2.
Subject to the approval of the reverse share split as set forth above, to approve an amendment of the Articles of Association of the Company, such that Article 4 of the Company's Articles of Association shall be replaced in its entirety with the following:

The registered share capital of the Company is thirty million New Israeli Shekels (30,000,000 NIS) divided into 10,000,000 Ordinary Shares, of par value NIS 3.00 per share."

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

6.         AMENDMENT TO THE TERMS OF EMPLOYMENT OF MS. REVITAL COHEN-TZEMACH

Under the terms of the Companies Law, Ms. Revital Cohen-Tzemach's employment with the Company must be approved by Eltek's shareholders, as she is the daughter of our Chairman, Chief Executive Officer and controlling shareholder, Mr. Yizthak Nissan.

Ms. Cohen-Tzemach,  was first employed by the Company on March 1, 2015 as a trainee in the Chief Executive Officer's Office.  On October 27, 2015, the shareholders approved her employment as assistant to the Chief Executive Officer for a three (3) year term, until February 28, 2018.

On August 10, 2017, the Compensation Committee and the Board of Directors, subject to the approval of the shareholders of the Company, approved a raise of NIS 1,000 to Ms. Cohen-Tzemach's gross monthly salary, from NIS 12,000 to NIS 13,000, commencing March 1, 2018. In addition, due amendments of applicable employment laws, the Company's contribution to Ms. Cohen-Tzemach pension will be raised to 6.5% compared to 5%-6% prior to the amendments. Ms. Cohen-Tzemach will be entitled to 15 vacation days per annum until February 28, 2020, when it will then be raised to 17 vacation days per annum in the third year of her approved employment. The Compensation Committee and the Board of Directors, subject to the approval of the shareholders of the Company, also extended the term of her employment agreement to February 28, 2021.

Other than the raise described above, the terms of Ms. Cohen-Tzemach's employment will remain the same: the Company will make standard contributions towards severance pay (8.33%) and disability insurance (up to 2.5%), as well as a contributions of 7.5% of the amount of the salary to Ms. Cohen-Tzemach's "professional advancement" fund. Ms. Cohen-Tzemach is entitled to a Company car including all associated expenses. Ms. Cohen-Tzemach may be granted bonuses, provided that such bonuses are granted to all the employees of the Company who are not office holders, regardless of their identity, and in equal ratios.

From 2008 until 2014, Ms. Cohen-Tzemach served as a branch manager for Halperin Optics Ltd., a major Israeli optics supplier. Ms. Cohen-Tzemach holds a B.Sc. degree in Optometry from Bar-Ilan Univesity.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

"RESOLVED, to approve the extension of and amendment to the terms of Ms. Revital Cohen-Tzemach employment with the Company, on the terms described in the Proxy Statement."

Vote Required

The approval of this Item 6 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the company.

7.         APPROVAL OF THE AMENDMENT TO THE SOLDERING AND ASSEMBLY SERVICES PROCEDURE WITH NISTEC

In October 2015, pursuant to shareholder approval, the Company entered into a Soldering and Assembly Services Procedure with its controlling shareholder, Nistec Ltd. In accordance with the provisions of the Companies Law, any amendment to such agreement must be approved by the Company's shareholders. The amended Soldering and Assembly Services must be for a term not exceeding three (3) years, and its renewal for an additional period of up to three (3) years, must also be approved by the Company's shareholders. Therefore, the shareholders are requested to approve the amendment of the Soldering and Assembly Services Procedure.

Under the terms of the existing Soldering and Assembly Services Procedure, which is proposed to be amended, in the event that the Company requires soldering services and/or Purchasing Services, it may request Nistec to provide it with a quote for such services. "Purchasing Services" shall mean ordering soldering materials or components on behalf of Eltek by Nistec. Nistec's pricing for its soldering services will be its standard price list (the "Price List"), less a five percent (5%) discount. Nistec may charge for Purchasing Services in accordance with the actual costs of the orders, plus a fourteen and a quarter (14.25%) commission, which reflects a five percent (5%) discount, as compared to the commission charged to third parties by Nistec for similar services. Prices of services not included in the Price List will be negotiated by the parties in good faith (without participation of Mr. Nissan, our controlling shareholder and CEO, or any of his relatives). Nistec standard procedures govern manufacturer warranties and restrictions regarding defective assembled products.

Following two (2) years of execution of the Soldering, Assembly and Design Services Procedure, the Company's Audit Committee and Board of Directors have recently approved several additions to the procedure, as follows:

•
In addition to requesting Nistec to provide the Company with a quote for soldering and assembly services, in the event that the Company requires design and/or design services for production of PCB's, it may ask Nistec to provide it with a quote for such services.

•	Nistec may charge for design and/or design services in accordance its standard price list for such services, less a five percent (5%) discount.

•	The Company's purchases of services under the Soldering, Assembly and Design Services Procedure may not exceed NIS 300,000 per annum, compared to NIS 100,000 prior to the amendment.

This procedure will be effective for three (3) years from its approval by the shareholders of the Company.

At the Meeting, the Board of Directors propose that the following resolution be adopted:

"RESOLVED, to approve the amended general engagement terms, processes and restrictions, as described in the Proxy Statement, of the Soldering, Assembly and Design Services Procedure with Nistec Ltd."

Vote Required

The approval of this Item 7 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the company.

8.         APPROVAL OF AMENDED PCB PURCHASE PROCEDURE WITH NISTEC

In October 2015, the Company's shareholders approved a PCB Purchase Procedure with the Company's controlling shareholder, Nistec Ltd. Under the terms of which, Nistec may purchase PCBs from the Company solely to provide assembled boards to its customers and not for re-sale. Nistec will ask the Company for a quote for a specific PCB, listing the required supply time and volume. Eltek's quote will be based on its standard price list, and may be subject to a discount of up to ten percent (10%). The quote will include reference to increased prices to account for factors such as short lead time and quick turn around, and will set minimum order thresholds, all in accordance with Eltek's standard price list. Alternatively, the Company may issue a quote based on a quote of a comparable independent PCB supplier with comparable technological capanilities, if such quote is provided by Nistec (the "Alternative Quote"). Eltek's quote shall include all ancillary costs such as shipping and customs. The Company may issue a quote based on the Alternative Quote only if it reflects a gross margin of at least 65% (selling price less the cost of raw material). In the event that the Alternative Quote is made by a supplier that has already designed tooling for the specific circuits ordered by Nistec, the Company may absorb the tooling costs, if Nistec does not charge its clients for such costs, and in accordance with the Company's customary terms and conditions for orders received from unrelated third-parties. The Company's decision to absorb such tooling costs will be made by its Deputy Chief Executive Officer. In the event that the Company is asked to compensate Nistec for faulty PCBs, such compensation shall require the pre-approval of the Audit Committee of the Company. Mr. Nissan, our controlling shareholder and Chief Executive Officer of Nistec, or any of his relatives, may not be involved in the process of issuing a quote by Eltek to Nistec or in any post sale discussions such as with respect to warranties or indemnification for faulty products.

As with the Soldering and Assembly Services Procedure, the Companies Law determines that any amendment to the PCB Purchase Procedure must be approved by the Company's shareholders. The amended PCB Purchase Procedure must be for a term not exceeding three (3) years, and its renewal for an additional period of up to three (3) years must also be approved by the Company's shareholders. Therefore, the shareholders are requested to approve the amendment of the PCB Purchase Procedure, following the recently approved changes thereto by the Company's Audit Committee and Board of Directors, as follows:

•	The PCB Purchase Procedure will no longer apply to Kubatronik Leiterplatten GmbH, as the Company sold this subsidiary in December 2016.

•	Should the order be for PCBs imported by the Company, the quate shall reflect the actual price of such PCBs, plus a mark-up of at least twenty percent (20%).

•
Should the order be for PCBs from excess inventory of an original order, the quote shall reflect the standard price of such PCBs, with a discount of up to fifty percent (50%) of the price actally paid for such PCBs in the original order (the "Excess Inventory Discount").

•
The Excess Inventory Discount shall apply only to orders from excess inventory of the first original order of a spesific PCB (i.e., should a second order of a specific PCB generate any excess inventory, and Nistec would like to purchase such PCBs manufactured in excess, the Excess Inventory Discount shall not be applied to such purchase).

The term of the Amended PCB Purchase Procedure will be for three (3) years from the date of its approval by the shareholders of the Company.

At the Meeting, the Board of Directors propose that the following resolution be adopted:

"RESOLVED, to approve the amended general engagement terms, processes and restrictions  of the PCB Purchase Procedure with Nistec Ltd., as described in the Proxy Statement."

Vote Required

The approval of this Item 8 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two (2%) percent of the outstanding voting power in the company.

9.         REAPPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, as the independent auditors of the Company for the year ending December 31, 2017, and for such additional period, until the next annual general meeting of shareholders.

The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accountants. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have served as our principal independent registered public accounting firm since October 2014. Somekh Chaikin, a member firm of KPMG International, served as our independent registered public accounting firm prior to the appointment of Kost Forer Gabbay & Kasierer.

	Year Ended December 31, 2016		Year Ended December 31, 2015
	Amount	Percentage	Amount	Percentage
Audit Fees (1)	$74,500	84%	$67,000	82%
Tax Fees (2)	$3,000	3%	$3,000	4%
All other fees(3)	$11,300	13%	$12,000	14%
Total	$88,800	100%	$82,000	100%

(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Tax fees relate to services performed regarding tax compliance.
(3)	Other fees are fees for professional services other than audit or tax related fees.
(4)	All of such fees were pre-approved by our Audit Committee.

Audit Committee's pre-approval policies and procedures:

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent auditors.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee's approval of the scope of the engagement of our independent auditor, or on an individual basis.  Any proposed services exceeding general pre-approved levels also require specific pre-approval by our Audit Committee. If needed, the Audit Committee's Chairman may pre-approve services up to a limit of $10,000, in anticipation of approval of the Audit Committee, at the first meeting following the Chairman's approval.  The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the U.S. Securities and Exchange Commission, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the registered public accountants.

At the Meeting, the Board of Directors propose that the following resolution be adopted:

"RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited be, and they hereby are, reappointed as independent auditors of the Company for the fiscal year ending December 31, 2017 and for such additional period until the next Annual General Meeting of shareholders and the Board of Directors is authorized to approve their compensation."

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

10.      REVIEW OF AUDITOR'S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor's Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2016 will be presented for review. On March 27, 2017, the Company's Audited Consolidated Financial Statements were filed by the Company under Form 20-F, with the U.S. Securities and Exchange Commission, and appear on its website: www.sec.gov, as well as on the Company's website: www.nisteceltek.com. These financial statements are not a part of this Proxy Statement. This item does not involve a vote of the shareholders.

IV.	OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors, Yitzhak Nissan Chairman of the Board of Directors

September 6, 2017

Exhibit A

Eltek Ltd.

Amended Indemnity Agreement

FORM OF DIRECTOR AND OFFICER INDEMNITY AGREEMENT

DIRECTOR/OFFICER INDEMNITY AGREEMENT (this "Agreement"), dated as of ___________________, between Eltek Ltd., an Israeli company (the "Company"), and ______________________________ [insert name of director/officer], the _____________________________ [insert position of the director/officer] of the Company (the "Indemnitee").

WHEREAS,	Indemnitee is a director and/or officer of the Company;

WHEREAS,	the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its directors and officers to the fullest extent permitted by applicable law;

WHEREAS,
the Company's Audit Committee , the Board of Directors and Shareholders, have approved the terms of this Agreement and have authorized the Company to enter into an agreement containing such terms with the Indemnitee, as required under the applicable provisions of Israeli law; and

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

1.1.
Without derogating from the Company's right to indemnify the Indemnitee retroactively pursuant to its Articles of Association, the Company hereby agrees and undertakes, subject to the limitations specified in the Company's Articles of Association and Sections 2, 3 and 6 herein, to indemnify the Indemnitee to the fullest extent permitted by applicable law from time to time, for any liability and expense specified in Sections 1.1.1-1.1.5 below (the "Indemnifiable Expenses"), that may be imposed on him in his capacity as an Office Holder, as such term is defined in the Companies Law, 5759–1999 (the "Companies Law"), or due to any event or occurrence related to the fact that Indemnitee is or was an Office Holder, agent or fiduciary of the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Office Holder or an agent or fiduciary, at the request of the Company or any subsidiary of the Company:

1.1.1.
A monetary liability imposed on the Indemnitee by a judgment in favor of another person, including a judgment imposed on him in a compromise or in an arbitrator's decision that was approved by a court, with respect to any act or omission of the Indemnitee specified in Schedule A hereto (the "Indemnifiable Events").

1.1.2.
Reasonable trial expenses, including advocates' fees, incurred by the Indemnitee, in consequence of an investigation or procedure conducted against him by an authority, competent to conduct an investigation or procedure, and which was concluded without an indictment against him, and without any monetary obligation imposed on him in lieu of a criminal proceeding which ended without an indictment against him, but with a monetary obligation imposed on him in lieu of a criminal proceeding, for an offense that does not require proof of criminal intent or in connection with a monetary penalty; in this paragraph -

"Concluding a procedure without an indictment on a matter on which a criminal investigation was begun"- means closing the case under section 62 of the Criminal Procedure Law [Consolidated Version], 5742-1982 (in this subsection: "the Criminal Procedure Law"), or a stay of proceedings by the Attorney General under section 231 of the Criminal Procedure Law.

"Monetary obligation in lieu of a criminal proceeding"- a monetary obligation imposed under law in lieu of a criminal proceeding, including an administrative fine under the Administrative Offenses Law, 5746-1985, a fine for an offense designated a Finable Offences under the provisions of the Criminal Procedure Law,  a monetary composition or a forfeit;

1.1.3.
Reasonable legal expenses, including advocates' fees, which the Indemnitee incurred or for with which he was charged by a court, in a proceedings brought against him by the Company, in its name or by a third party, or in a criminal prosecution in which the Indemnitee was found innocent, or in a criminal prosecution in which the Indemnitee was convicted of an offense that does not require proof of criminal intent; in this paragraph –

"Third Party" - including an occasion of a claim brought against the Indemnitee by way of a derivative action.

1.1.4.	Reasonable legal expenses, including advocates' fees, incurred by the Indemnitee, as a result of an administrative enforcement proceeding instituted against him in relation to:

1.1.4.1.	Infringements that may result in imposition of financial liability pursuant to the provisions of Chapter 8-C under the Securities Law, 5728-1968 (the "Securities Law");

1.1.4.2.	Administrative infringements pursuant to the provisions of Chapter 8-D under the Securities Law;

1.1.4.3.	Infringements pursuant to the provisions of Chapter 9-A under the Securities Law; or

1.1.4.4.	Infringements pursuant to the provisions of Part 9, Chapter 4, Article 4 of the Companies Law.

1.1.5.	Payments to an injured party of infringement under Section 52BBB(a)(1)(a) of the Securities Law.

1.2.
The Company undertakes to indemnify all Office Holders in a total aggregate amount which shall not exceed twenty five percent (25%) of the net value of the Company (after deduction of any indemnification amounts), according to its audited or reviewed financial consolidated statements that were approved prior to and near the date of actual payment under this Agreement (the "Liability Cap").

1.3.
If the Indemnifiable Expenses that the Company shall be required to pay exceed the Liability Cap, the amount of the Indemnifiable Expenses or its balance thereof, as the case may be, shall be distributed among the Office Holders who are entitled to an indemnification, pro rata, to the full indemnification amounts which each of the Office Holders should have received.

1.4.
The Company shall not be obligated to pay any additional indemnification amounts beyond the Liability Cap, unless such additional indemnification amounts were approved by the Company's organs that are authorized by law to approve such an incensement on the payment date of the additional amounts of indemnification, and subject to the Company's Articles of Association.

1.5.
The Company's obligation to indemnify the Indemnitee and advance expenses in accordance with this Agreement shall be for such period as Indemnitee may be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative (the "Indemnification Period"), arising out of the Indemnitee's service as an Office Holder, whether or not Indemnitee is still serving in such position.

1.6.
If so requested by Indemnitee, and subject to the Company's reimbursement right set forth below, the Company shall and hereby undertakes to advance an amount (or amounts) required to cover Indemnitee's reasonable Indemnifiable Expenses with respect to which Indemnitee is entitled to be indemnified under Section 1.1 above.

1.7.
The Company undertakes that as long as it may be obligated to provide indemnification and advance Indemnifiable Expenses under this Agreement, the Company shall make its best efforts to purchase and maintain in effect directors and officers' liability insurance policy, providing coverage in amounts as determined by the Board of Directors of the Company in its sole discretion.

1.8.
It is hereby clarified that payment by the Company of any amount within the Liability Cap, shall not harm the Indemnitee's right to receive insurance compensation with respect to Indemnifiable Events insured by an insurance company, which the Company shall receive from time to time, if received, in the scope of any directors and officers liability insurance policy.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION

Subject to the provisions of the Companies Law and notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Indemnification Expenses to the Indemnitee or release the Indemnitee with respect to any of the following:

2.1.
Breach of Fiduciary Duty. A breach of the Indemnitee's fiduciary duty, except, to the extent permitted under the Companies Law, for a breach of a fiduciary duty while the Indemnitee acted in good faith and had reasonable basis to assume that such act would not harm the Company's interests;

2.2.	Breach of Duty of Care. A willful and intentional or reckless breach of the duty of care towards the Company, other than a breach committed solely by negligence;

2.3.	Personal Gain. An act committed by the Indemnitee with the intention to realize unlawful personal gain;

2.4.	A fine, civil penalty, monetary penalty or ransom imposed upon the Indemnitee;

2.5.	Administrative Enforcement Proceeding, excluding the Indemnification Expenses mentioned in section 1.1.4 and 1.1.5 above;

2.6.	Counterclaim. A counterclaim made by the Company or on its behalf in connection with a claim against the Company filed by the Indemnitee;

2.7.	Unlawful Indemnification. To indemnify an Indemnitee if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is unlawful;

2.8.	Non-cooperation. Non-cooperating Indemnitee, unwillingness to provide the Company with such information and cooperation as it may reasonably require.

3.	GENERAL LIMITATIONS ON INDEMNIFICATION

If, when and to the extent that a final judicial determination is made, as to which all rights of appeal therefrom have been exhausted or lapsed, that the Indemnitee would not be permitted to be so indemnified as provided under this Agreement, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid.

4.	NO MODIFICATION.

No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

5.	SUBROGATION.

In the event of payment of indemnification under this Agreement, the Company shall be entitled to all Indemnitee's rights of recovery from third parties (up to the Indemnifiable Expenses actually paid), who shall execute all papers required and shall perform any act that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to sue in order to enforce such rights.

6.	REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee, to the extent Indemnitee has otherwise actually received payment (under any valid and collectable insurance policy or under a valid and enforceable indemnity clause or agreement (excluding this Agreement), or otherwise), other than for amounts which are in excess of the amount actually paid to Indemnitee (under such insurance, clause or agreement). Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such liability or expense shall be repaid to the Company promptly upon receipt by Indemnitee.

7.	EFFECTIVENESS.

This Agreement shall be of full force and effect immediately upon its execution subject to the requisite Shareholders approval, which the Company shall endeavor to obtain.

8.	NOTIFICATION AND DEFENSE OF CLAIM.

Promptly after receipt by Indemnitee of notice of a threat or the commencement of any action, suit or proceeding (including any proceedings by or against the Company and any subsidiary thereof), Indemnitee will notify the Company of the threat or commencement hereof (the "Notice Date");

The omission so to notify the Company will not relieve the Company from any liability unless and to the extent that such failure to provide notice materially prejudices the Company's or Indemnitee's ability to defend such action.

Notice to the Company shall be directed in writing to the Chairman of the Board of Directors of the Company at the address shown on the signature page of this Agreement (or such other address as the Company shall designate in writing to Indemnitee) or if the Indemnitee is then the Chairman of the Board of Directors, such notice shall be directed to the Chief Executive Officer of the Company.

With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without limitation of Sections 1.1 and 2:

8.1.	The Company will be entitled to participate therein at its own expense.

8.2.
Except in the event that there is a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action, suit or proceeding, to the extent that it may wish, the Company jointly with any other indemnifying party similarly notified will be entitled to assume the defense thereof.

8.3.
If the Company shall not inform the Indemnitee within 21 days as of the Notice Date, regarding its election to assume the defense for the Indemnitee or if the Indemnitee opposes his representation by the Company's advocates due to a concern of conflict of interests, he shall be entitled to appoint an advocate on his behalf, provided that the advocates' fee, shall be approved by the competent organs of the Company after examining its reasonableness, and all of the provisions of this Agreement shall apply accordingly, including expenses occurred in respect of the appointment of such advocate.

8.4.
The Company shall not be liable to indemnify the Indemnitee under this Agreement for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof except as provided above. Indemnitee shall have the right to employ its counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of the Indemnitee.

8.5.
The Company shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid by the Indemnitee in settlement of any action or claim without the Company's prior written consent. The Company will not unreasonably withhold its consent to any proposed settlement. The Company shall not settle any action or claim in any manner which would impose any excessive payment (beyond the Liability Cap) on the Indemnitee, penalty or limitation on the Indemnitee without the Indemnitee's written consent, provided that the Indemnitee's consent shall not be required if the settlement includes all of the following: a complete release of Indemnitee, does not contain any admittance of wrong-doing by Indemnitee, and is monetary only.

8.6.
In the case of criminal proceedings, the Company and/or its legal counsel will not have the right to plead guilty in the Indemnitee's name or agree to a plea-bargain in the Indemnitee's name without the Indemnitee's prior written consent. Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its counsel will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Agreement and/or pursuant to law, without the Indemnitee's written consent. However, the aforesaid will not prevent the Company and/or its counsel as aforesaid, with the approval of the Company, coming to a financial arrangement with a plaintiff in a civil proceeding without the Indemnitee consent so long as such arrangement will not be an admittance of a wrong doing not indemnifiable pursuant to this Agreement or impose any excessive payment (beyond the Liability Cap) on the Indemnitee.

9.	COOPERATION WITH THE COMPANY

The Indemnitee will cooperate with the Company and/or with any advocate, as stated above, and will comply, in a reasonable manner, as required of him, with all of the insurers' instructions under any directors and officers liability insurance policy of which the Company and/or the Indemnitee shall obtain with regard to the defense of the Indemnitee; provided that the Company or the insurance company, as applicable, shall cover all of the Indemnitee's expenses with regard to the proceeding so that the Indemnitee shall not be required to pay for himself, all subject to this Agreement.

10.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he may have under the Company's Articles of Association or applicable law or otherwise.

11.	BINDING EFFECT.

The right to be indemnified under this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors. This Agreement shall continue in effect during the Indemnification Period, regardless of whether Indemnitee continues to serve as an officer or director of the Company or of any other enterprise at the Company's request. The Company's undertaking under this Agreement shall remain in full force and effect at all times, and shall continue to apply towards the Indemnitee after he ceases to serve as a director and/or officer with respect to the Indemnifiable Expenses which he accumulated during the time his served, and in his capacity as an director and/or officer.

For the avoidance of doubt, this Indemnification Agreement shall not be construed as an agreement for the benefit of a third party, including an insurance company. Furthermore, this Agreement shall not be assigned, and no insurer shall have the right to demand the participation of the Company in a payment to which an insurer is liable as set forth in the insurance policy, other than the deductible amount specified in the insurance policy.

12.	SEVERABILITY.

12.1.
If any provision of this Agreement is found by a court of competent jurisdiction to be invalid or void or unenforceable, such provisions, to the extent possible shall be severed from this Agreement, all of the other provisions shall remain in effect, and neither party shall have any claim against the other in such event. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

12.2.
The Company's undertakings pursuant to this Agreement shall be interpreted broadly, for the purpose and in the manner intended to be fulfilled, to the extent permitted by applicable law. In the event of contradiction between any provision of this Agreement and a mandatory provision under applicable law, the aforesaid provision under applicable law shall prevail, and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

13.	GOVERNING LAW.

This Agreement shall be exclusively governed by and construed, interpreted and enforced in accordance with the laws of the State of Israel. The competent court in Tel Aviv, Israel, shall have sole and exclusive jurisdiction regarding any dispute or claim arising hereunder.

14.	NOTICE.

All notices and other communications required or permitted hereunder shall be in writing, shall be effective when given, and shall in any event be deemed to be given (a) five (5) days after deposit with the applicable postal service, if delivered by first class registered mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid, or (d) one day after the business day of delivery by facsimile or e-mail transmission, if deliverable by facsimile or e-mail transmission, with copy by first class registered mail, postage prepaid, and shall be addressed if to Indemnitee, at each Indemnitee's address as set forth beneath the Indemnitee's signature to this Agreement and if to the Company at the address of its principal corporate offices (attention: Secretary) or at such other address as such party may designate by ten (10) days' advance written notice to the other party hereto.

15.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties; and there are no other agreements, contracts or understandings between the parties with respect to the subject matter of this Agreement. No termination or cancellation of this Agreement shall be effective unless in writing and signed by both parties hereto.

Eltek Ltd.
By:
Address:

Indemnitee
Name:
Address:

SCHEDULE A

TYPE OF EVENTS

1.	Negotiations, execution, delivery and performance of agreements on behalf of the Company including, inter alia,
1.1.
Any claim or demand made by a customer, suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their business, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

	1.2.	Any claim or demand made in connection with any transaction not in the ordinary course of business of either the Company, its subsidiaries or affiliates or the party making such claim, including the sale, lease or purchase of any assets or business.

2.	Anti-competitive acts and acts of commercial wrongdoing.
3.
Any claim or demand in connection with an action or decision, on matters directly or indirectly, related to Restrictive Trade Practice (as defined in the Restrictive Trade Practices Law, 5748-1988), including restrictive trade arrangements, mergers and monopolies, as well as approvals and/or exemptions relating to antitrust issues.

4.	Acts in regard of invasion of privacy including with respect to databases and acts in regard of slander.
5.
Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party's intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company, its subsidiaries or affiliates.

Actions taken in connection with the intellectual property of the Company and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof.

6.	Participation and/or non-participation at the Company's board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company's board meetings.
7.	Approval of corporate actions including the approval of the acts of the Company's management, their guidance and their supervision.
8.	Claims of failure to exercise business judgement and a reasonable level of proficiency, expertise and care in regard of the Company's business.

9.
Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with SEC and/or the Israeli Securities Authority and/or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, shareholders and the investment community and any claims related to the Sarbanes-Oxley Act of 2002, as amended from time to time.

Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the Company or of its subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

10.
Any occurrences, including reporting obligations, resulting from the status of the Company as a public company and/or from the fact that the securities thereof were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

11.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations or laws related to any governmental grants in any jurisdiction.
12.
Claims in connection with publishing or providing any information, including any filings with any governmental authorities, on behalf of the Company in the circumstances required under any applicable laws

13.
Any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing services to the Company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service.

Resolutions and/or actions relating to employment matters of the Company and/or its subsidiaries and/or affiliates.

Events, pertaining to the employment conditions of employees and to the employer – employee relations, including the promotion of workers, handling pension arrangements, insurance and saving funds, options and other benefits.

14.	Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company, its subsidiaries or affiliates.

15.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, its subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

16.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

17.
Any claim or demand made by purchasers, holders, lessors or other users of products or assets of the Company, or individuals treated with such products, for damages or losses related to such use or treatment.

18.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (x) the presence of, release spill, emission, leaking, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a "Release") or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or  public health law.

19.	Actions in connection with the Company's' testing of products and/or in connection with the sale, distribution, license or use of such products.
20.
Resolutions and/or actions relating to a merger of the company and/or of its subsidiaries and/or affiliates, the issuance of shares or securities exercisable into shares of the Company, changing the share capital of the Company, formation of subsidiaries, reorganization, winding up or sale of all or part of the business, operations or shares the Company.

21.
Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

22.	Act or omission resulting in the failure to maintain appropriate insurance and/or inadequate safety measures and/or a malpractice of risk management.
23.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any of its subsidiaries and/or affiliates, or any of their respective business operations, including labor law, safety law, environmental law, antitrust law, consumer protection, sales and manufacturer's warranty laws and laws relating to the required permits the Company must obtain such as business license, fire extinguishers, toxin permits, emissions permits and export licenses.

24.	Any events that have or may have a material effect on the profitability or the assets of the Company or its rights or obligations.
25.
Transactions and acts (as defined in Section 1 of the Companies Law), including negotiations to enter into such transaction, transfer, sale or purchase of assets or liabilities, including securities or rights of any kind or the receipt of a right in any of them, a purchase offer and/or an offer of sale of any kind, or a merger of the Company, including any claim or demand in relation to the board of directors discretion and decision procedure in which the transaction was approved, or its abstention from doing so.

26.
Any act, directly or indirectly, related to the employment relations and commercial relations of the Company, with employees, contractors, customers, suppliers and service providers, including actions taken by the Indemnitee in his capacity as Office Holder with regard to labor and/or trade relations.

27.
Any action in connection with employment relations, including negotiations, contracting and implementation of personal employment agreements, employee benefits, options plans, and employment conditions.

28.	Claim or demand in connection with matters requiring disclosure in the prospectus, including any draft of it, and which has not been disclosed as required by law.
29.
Determination of the board of directors with regard to the classification of directors as having accounting and financial expertise, and the determination of the board of directors with regard to the classification of directors as having professional qualifications;

30.	Events related to work safety and work injuries, whether they caused body injuries or caused property damage.

31.	Formation of work plans and budgets, including pricing, marketing, distribution, instructions to employees, customers and suppliers and any cooperation or joint venture with any party.
32.
Circumstances that create any kind of violation of customs laws, environmental laws, environmental licenses, permits, export licenses or other approvals required by the customs laws, environment laws, businesses license, consumer protection, privacy protection and security exports.

33.	Participation in tenders.
34.
An action relating to the preparation of the Company's financial statements, weaknesses in internal controls, the control on the process of financial statements' preparation, the manner in which they are prepared, the errors in them (if any), and their approval process.

35.
Any prospectus, outline, report or notice submitted pursuant to the Companies Law and the Securities Law (including regulations promulgated thereunder or under foreign laws and regulations in those legal fields), the directives of the Israel Securities Authority, any relevant Stock Exchange Rules including NASDAQ rules or guidelines, and/or abstention of submit a prospectus, outline, report and/or error in a report or notice.

36.
Any report or notice submitted or to be submitted in accordance with the provisions of the applicable tax laws with regard to the Company, including the failure to file a report and/or an error in such report or notice.

37.
Any claim or demand relating to non-disclosure or failure to provide any type of information at the time required by law or by agreement, or in connection with incorrect or faulty disclosure of such information to third parties, including banks, customs, income tax, VAT, national insurance, local authorities, The Ministry of Environmental Protection and the Ministry of Defense, the Company's securities holders and any other governmental or institutional entity, including with respect to the issuance, allotment, distribution, acquisition, holding or any other connection to the Company's securities or any other investment activity that involves or is affected by the Company's securities.

38.
Any claim or demand in connection with distribution, including in connection with the purchase of the Company's shares, provided that such indemnification does not constitute a breach of any law, and any claim or demand in connection with the distribution of dividends to the shareholders of the Company.

39.	Amendments, changes and Settlements between the Company and its shareholders, holders of debentures, holders of options, banks and/or creditors of the Company.
40.
Actions relating to the Consumer Protection Law, 5741-1981 and/or orders and/or regulations thereunder, as well as any other law of a consumer nature and additional legislation that will apply by virtue thereof and/or any foreign law in this legal field.

41.	Any of the events or actions described above, in connection with the Indemnitee employment or tenure as an Office Holder in any subsidiaries and/or affiliates.
Any provision of this Schedule, with regard to the performance of a particular act, shall be construed as relating also to any derivative of the action, as well as to non-performance or failure to perform such action, unless the context of a particular provision does not tolerate such an interpretation.

Furthermore, any provision of this Schedule also refers to actions performed by the Indemnitee through his employment in the Company and/or during his tenure as an office Holder in the Company or in the Company's subsidiaries and/or related companies.